Back **2022-07-15, 15:09:03, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: WILLIAMS.W **Issuer:** BriaCell Therap **Security:** Warrants Common

Transaction Number	3978562		
Security designation	Warrants (Common Shares)		
Opening balance of securities or contracts held	0		
Date of transaction	2022-07-14		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities or contracts acquired	27272		
Equivalent number or value of underlying securities acquired	27272		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	2.7500	Currency	American Dollar
Conversion or Exercise price	5.3125	Currency	American Dollar
Date of expiry or maturity	2026-02-26		
Closing balance of securities or contracts held	27272	Insider's calculated balance	
Filing date/time	2022-07-15 15:08:55		
General remarks *(if necessary to describe the transaction)*	Purchased 27,272 BCTXW listed warrants via Market		
Private remarks to securities regulatory authorities			